Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

December 30, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Pacer Funds Trust (the “Trust”) (File No. 333-234677)
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (the “Amendment”)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective on Thursday, January 2, 2020, or as soon as practical thereafter.

In connection with this request, Pacer Financial, Inc., the distributor for the Trust, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact Michael D. Barolsky at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

Pacer Funds Trust	Pacer Financial, Inc.

/s/ Joe M. Thomson	/s/ Joe M. Thomson
Joe M. Thomson	Joe M. Thomson
President and Chairman	President